UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-39152

Quantum BioPharma Ltd.
(Translation of registrant's name into English)

1 Adelaide Street East, Suite 801
Toronto, Ontario M5C 2V9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached is a copy of a press release (the “Press Release”) issued by Quantum BioPharma Ltd. (the “Company”) on October 31, 2025, announcing that it has entered into an at the market offering agreement with H.C. Wainwright & Co., LLC (the “ATM Agreement”). The Press Release is attached hereto as Exhibit 99.1 and the ATM Agreement is attached hereto as Exhibit 10.1. Attached hereto as Exhibit 5.1 is the opinion of Garfinkle Biderman LLP, as Canadian counsel, regarding the legality of the issuance and sale of the Company’s Class B Subordinate Voting Shares under the ATM Agreement

Exhibits 5.1 and 10.1, to this Report on Form 6-K are hereby incorporated by reference as exhibits to the Company’s Registration statement on Form F-3 (File No. 333-276264), as amended or supplemented, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quantum BioPharma Ltd.
(Registrant)

Date: October 31, 2025	/s/ Donal Carroll
Donal Carroll
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

10.1	At The Market Offering Agreement dated February 16, 2024 between Quantum BioPharma Ltd. (formerly FSD Pharma Inc.) and H.C. Wainwright & Co., LLC (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K furnished with the SEC on February 20, 2024)
23.1	Consent of Garfinkle Biderman LLP (included in Exhibit 5.1)
99.1	Press Release - October 31, 2025 - Quantum BioPharma Ltd. Announces US ATM Offering